UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 12b-25


                 NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [ ] Form 10-Q

[ ] Form N-SAR   [ ] Form N-CSR


   For Period Ended: December 31, 2004

   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR
   For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  EASTMAN KODAK COMPANY

Former name if applicable:

Address of principal executive office:  343 State Street
City, state and zip code:               Rochester, NY  14650


                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]   (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Eastman Kodak Company reported yesterday that the accounting review announced on January 26, 2005 is nearing completion. As a result, the Company also announced that it will report revised results for the fourth quarter of 2004, and will restate results for the first three quarters of 2004 and the quarters and full year of 2003. The decision to restate was approved yesterday by the Audit Committee of the Company's Board of Directors, following consultation with management and discussion with the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP.

Because of the restatements, the Company will be unable to file its Annual Report on Form 10-K for 2004 by March 16, 2005. The Company intends to file its Form 10-K for 2004 by March 31, 2005.

The restatements reflect accounting errors related to income taxes, accruals for pensions and other post-retirement benefits, as well as other miscellaneous items that were immaterial in the aggregate. The income tax accounting issues in aggregate are expected to reduce 2004 earnings by approximately $21 million, or 7 cents per share, on the basis of Generally Accepted Accounting Principles (GAAP). The pension and other post-retirement accounting issues will result in a pre-tax charge to 2004 earnings of approximately $29 million, or approximately 6 cents per share on a GAAP basis.

The Company now expects that its 2004 GAAP earnings will be in the range of $2.05 to $2.15 per share, versus $2.16 per share reported on January 26, 2005. For 2003, GAAP earnings are expected to be in the range of $0.75 to $0.85 per share versus $0.92 per share reported previously.

(Attach extra sheets if needed)

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   Richard G. Brown, Jr.               (585)             724-4000
----------------------------        ----------      -----------------
 (Name)                             (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]  Yes    [ ]  No

     (If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.)

     Significant changes in the results of operations were disclosed in the Company's earnings release, dated January 26, 2005, as modified by Part III above and the Company's Form 8-K filed on March 17, 2005.


                    EASTMAN KODAK COMPANY
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: March 17, 2005                   By: /s/ Richard G. Brown, Jr.
                                       -----------------------------
                                       Name: Richard G. Brown, Jr.
                                       Title: Controller